Filed Pursuant to Rule 433

Registration Statement No. 333-197664

March 4, 2016

Textron Inc.

$350,000,000 4% Notes due 2026

Pricing Term Sheet

Issuer:	Textron Inc.
Security:	4% Notes due 2026
Size:	$350,000,000
Maturity Date:	March 15, 2026
Coupon:	4%
Interest Payment Dates:	March 15 and September 15, commencing with a long first coupon on September 15, 2016
Price to Public:	99.242%
Benchmark Treasury:	1.625% due February 15, 2026
Benchmark Treasury Price and Yield:	97-18+ ; 1.893%
Spread to Benchmark Treasury:	220 bps
Yield:	4.093%
Make-Whole Call:	T+35 bps (prior to December 15, 2025)
Par Call:	On or after December 15, 2025
Expected Settlement Date (T+5):*	March 11, 2016
CUSIP / ISIN:	883203BW0 / US883203BW05
Expected Ratings (Moody’s/S&P):**	Baa3 (positive) / BBB (stable)
Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Mitsubishi UFJ Securities (USA), Inc.
Senior Co-Managers:	Goldman, Sachs & Co. Morgan Stanley & Co. LLC SMBC Nikko Securities America, Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC
Co-Managers:	BNY Mellon Capital Markets, LLC PNC Capital Markets LLC The Williams Capital Group, L.P.

*  It is expected that delivery of the notes will be made against payment therefor on or about March 11, 2016, which is the fifth business day following the date hereof. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes on the date hereof or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes on the date hereof or the next succeeding business day should consult their own advisor.

** Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146 (toll-free); J.P. Morgan Securities LLC at 1-212-834-4533 (collect).